SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

PEMCO AVIATION GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

706444106

(CUSIP Number)

Gary Talarico

c/o WAS Aviation Services, Inc.

5200 Town Center Circle

Suite 470

Boca Raton, Florida 33486

(561) 962-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Steven A. Navarro, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

July 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 706444106	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WAS AVIATION SERVICES HOLDING CORP. EIN: 26-0535698
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

NOT APPLICABLE
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

2,004,566 (1)
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

2,004,566 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.6% (2)
14	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.
(2)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 706444106	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WAS AVIATION SERVICES, INC. EIN: 26-0535661
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

NOT APPLICABLE
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

2,004,566 (1)
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

2,004,566 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.6% (2)
14	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.
(2)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 706444106	13D	Page 4 of 14 Pages

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Pemco Aviation Group, Inc., a Delaware corporation, (the “Issuer”) with its principal executive office located at 1943 North 50th Street, Birmingham, Alabama 35212.

Item 2.	Identity and Background.

This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission: (i) WAS Aviation Services Holding Corp., a corporation organized under the laws of Delaware (“WAS Holding”) and (ii) WAS Aviation Services, Inc., a corporation organized under the laws of Delaware (“WAS”) (collectively, the “Reporting Persons”). The Reporting Persons are affiliates of Sun Capital Partners, Inc. The address of the principal offices of each of the Reporting Persons is as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.

WAS Holding is a holding corporation. WAS is a wholly-owned subsidiary of WAS Holding.

The executive officers and directors of WAS Holding and WAS, as of July 18, 2007, are set forth on Schedules B and C attached hereto, which schedules include the information required by Item 2(a) – (d) with respect to each such person:

(a)	Name and Position;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	Citizenship.

(e)	During the last five years, none of the Reporting Persons or any person named in either of Schedules B and C attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor any person listed on Schedule B and C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Cover Page (6) for each of the Reporting Persons.

CUSIP No. 706444106	13D	Page 5 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

WAS entered into the Voting Agreement (as defined below in Item 4). WAS did not pay any additional consideration to the Stockholders (as defined below in Item 4) in connection with the execution and delivery of the Voting Agreement and, therefore, no funds were used for such purpose.

Item 4.	Purpose of Transaction.

WAS entered into a Voting Agreement, dated July 10, 2007 (the “Voting Agreement”) (a copy of which is attached hereto as Exhibit 1), with the persons named on Schedule D attached hereto (each, a “Stockholder” and collectively, the “Stockholders”), pursuant to which each Stockholder agrees, among other things, to the following:

•

to vote its shares (a) in favor of the approval of the terms of the Purchase Agreement (as defined below) and the transactions contemplated by the Purchase Agreement (and any actions directly required in furtherance thereof), and (b) against any action or proposal involving Pemco that, to the knowledge of such Stockholder, is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement;

•

to grant a proxy appointing WAS as such stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder’s name, to vote or execute consents with respect to the matters set forth in the Voting Agreement; and

•

not to (a) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any or all of its shares of Common Stock or (b) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement.

The Stockholders entered into the Voting Agreement as an inducement for WAS to enter into that certain Stock Purchase Agreement (the “Purchase Agreement”) (a copy of which is attached hereto as Exhibit 2), dated as of July 10, 2007, between the Issuer, Pemco World Air Services, Inc. (the “Company”), and WAS, pursuant to which the Issuer agreed to sell all of the outstanding capital stock of the Company, a wholly-owned subsidiary of the Issuer, to WAS for an aggregate purchase price of approximately $43.0 million in cash, subject to: (i) a purchase price holdback of up to $1.0 million for potential environmental remediation, (ii) an offset of $5.75 million for the assumption of certain underfunded pension liabilities and (iii) a potential working capital adjustment. The completion of the transaction, which is currently anticipated to close in the fall of 2007, is subject to the approval of the Issuer’s stockholders as well as other customary closing conditions.

The foregoing description of the Purchase Agreement and Voting Agreement is qualified in its entirety by reference to the full text of such agreements, which have been filed as exhibits to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 706444106	13D	Page 6 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 2,004,566 shares of Common Stock (the “Shares”). This number of shares constitutes approximately 48.6% of the outstanding shares of Common Stock.1 Each of the Reporting Persons, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that any of the Reporting Persons, for any or all purposes, is the beneficial owner of the Shares.

(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote and dispose of the Shares with the Stockholders. None of the Reporting Persons, however, are entitled to any rights as a stockholder of the Issuer as to the Shares, except pursuant to the proxies granted to WAS under the Voting Agreement. Each of the Reporting Persons disclaims any beneficial ownership of the Shares.

Certain information required by Item 2 with respect to each Stockholder who entered into the Voting Agreement is set forth on Schedule D.

(c) Except with respect to the transactions contemplated by the Voting Agreement and the Purchase Agreement, neither the Reporting Persons, nor, to the best of such Reporting Person’s knowledge, any of the persons listed on Schedules A and B hereto, has effected any transaction in the Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Purchase Agreement are qualified in their entirety by reference to the respective agreements (Exhibits 1 and 2, respectively, to this Statement). Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The material terms of the Voting Agreement and the Purchase Agreement are described in Item 4 above and are incorporated by reference herein. The Voting Agreement and the Purchase Agreement are attached as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Voting Agreement (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).

[1]

Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 706444106	13D	Page 7 of 14 Pages

Exhibit 2	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).

Exhibit 3	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.

CUSIP No. 706444106	13D	Page 8 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

WAS Aviation Services Holding Corp.

By:	/s/ David Blechman

Name:	David Blechman
Title:	Vice President

WAS Aviation Services, Inc.

By:	/s/ David Blechman

Name:	David Blechman
Title:	Vice President

CUSIP No. 706444106	13D	Page 9 of 14 Pages

SCHEDULE A

Name of Reporting Person	Address of the Principal Office

WAS Aviation Services Holding Corp.	c/o Sun Capital Partners, Inc.
5200 Town Center Circle
Suite 470
Boca Raton, Florida 33486

WAS Aviation Services, Inc.	c/o Sun Capital Partners, Inc.
5200 Town Center Circle
Suite 470
Boca Raton, Florida 33486

CUSIP No. 706444106	13D	Page 10 of 14 Pages

SCHEDULE B

Name, position, business address and present principal occupation or employment of the directors and executive officers of

WAS AVIATION SERVICES HOLDING CORP.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
David Blechman Sole Director, Vice President & Assistant Secretary	USA	375 Park Avenue, Suite 1302 New York, New York 10152	Vice President of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302 New York, New York, 10152

Mark Hajduch Vice President & Assistant Secretary	USA	5200 Town Center Circle Suite 470 Boca Raton, Florida 33486	Vice President of Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

CUSIP No. 706444106	13D	Page 11 of 14 Pages

SCHEDULE C

Name, position, business address and present principal occupation or employment of the directors and executive officers of

WAS AVIATION SERVICES, INC.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
David Blechman Sole Director, Vice President & Assistant Secretary	USA	375 Park Avenue, Suite 1302 New York, New York 10152	Vice President of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302 New York, New York, 10152

Mark Hajduch Vice President & Assistant Secretary	USA	5200 Town Center Circle Suite 470 Boca Raton, Florida 33486	Vice President of Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

CUSIP No. 706444106	13D	Page 12 of 14 Pages

SCHEDULE D

Names and business addresses of each Stockholder

that has entered into the Voting Agreement related to the Purchase Agreement and the number of shares of Common Stock held by such Stockholder as of July 10, 2007.

Stockholder Name	Business Address	Number of Shares of Common Stock
Michael E. Tennenbaum	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	—
Tennenbaum & Co., LLC	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	328,816	[1]
Tennenbaum Capital Partners, LLC	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	3,730	[2]
SVIM/MSM, LLC	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	456,809	[3]
SVIM/MSM II, LLC	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	50,575	[4]
Special Value Continuation Partners, LP	c/o Tennenbaum Capital Partners 2951 28th Street, Suite 1000 Santa Monica, CA 90405	164,636	[5]
Massachusetts Mutual Life Insurance Company	c/o Babson Capital Management LLC 1500 Main Street, 28th Floor Springfield, MA 01115	753,448
MassMutual High Yield Partners II, LLC	c/o Babson Capital Management LLC 1500 Main Street, 28th Floor Springfield, MA 01115	150,000
TSCP Selective, L.P.	c/o Babson Capital Management LLC 1500 Main Street, 28th Floor Springfield, MA 01115	3,652
Tower Square Capital Partners, L.P.	c/o Babson Capital Management LLC 1500 Main Street, 28th Floor Springfield, MA 01115	92,900

[1]	Shared voting power over all of these shares is held by Michael E. Tennenbaum, Tennenbaum & Co., LLC and Tennenbaum Capital Partners, LLC.
[2]

Shared voting power over all of these shares is held by Michael E. Tennenbaum, Tennenbaum & Co., LLC, Tennenbaum Capital Partners, LLC and a separate account managed by Tennenbaum Capital Partners, LLC.

[3]	Shared voting power over all of these shares is held by SVIM/MSM, LLC, Michael E. Tennenbaum, Tennenbaum & Co., LLC and Tennenbaum Capital Partners, LLC.
[4]	Shared voting power over all of these shares is held by SVIM/MSM II, LLC, Michael E. Tennenbaum and Tennenbaum & Co., LLC.
[5]	Shared voting power over all of these shares is held by Tennenbaum Capital Partners, LLC which serves as an investment advisor to Special Value Continuation Partners, LP.

CUSIP No. 706444106	13D	Page 13 of 14 Pages

INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit	Description
1	Voting Agreement (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).
2	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).
3	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.

CUSIP No. 706444106	13D	Page 14 of 14 Pages

EXHIBIT 3

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D, dated July 20, 2007 (the “Schedule 13D”), with respect to the Common Stock, par value $.001 per share, of Pemco Aviation Group, Inc. is, and any additional amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D and each such additional amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any additional amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 20th day of July, 2007.

WAS AVIATION SERVICES HOLDING CORP.

By:	/s/ David Blechman
Name:	David Blechman
Title:	Vice President

WAS AVIATION SERVICES, INC.

By:	/s/ David Blechman
Name:	David Blechman
Title:	Vice President